# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INNO HOLDINGS INC., CIK 0001961847
CUSIP: 4576JP208
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 2465 FARM TO MARKET 359 SOUTH, BROOKSHIRE, Texas (TX), 77423
Date of event which requires filing of this statement: 06/17/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002077326

## Reporting persons
- Collins Christopher Michael: type of reporting person: individual (IN); citizenship or place of organization: Louisiana (LA); sole voting power 254,988; shared voting power 0; sole dispositive power 254,988; shared dispositive power 0; aggregate amount beneficially owned 254,988 (12.3% of the class)

## Item 1. Issuer
Name of issuer: INNO HOLDINGS INC.
Address of issuer's principal executive offices: 2465 FARM TO MARKET 359 SOUTH, BROOKSHIRE, TEXAS, 77423.

## Item 2. Person Filing
Name of person filing: Christopher Michael Collins
Address of principal business office or, if none, residence: 2727 Prytania Street, Suite 14, New Orleans, LA 70130
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Row 9 on the cover page.
Percent of class: See response to Row 11 on the cover page.
Sole power to vote or to direct the vote: See response to Row 5 on the cover page.
Shared power to vote or to direct the vote: See response to Row 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Row 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to Row 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Collins Christopher Michael: Richard J. Roth, III, Attorney-In-Fact (07/18/2025)
Comment: EX-24 powerattorney.htm